UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                   ----------

                                   JOULE INC.
                       (Name of Subject Company (issuer))

                     JAC ACQUISITION COMPANY, INC. (Offeror)
                         EMANUEL N. LOGOTHETIS (Offeror)
                          NICK M. LOGOTHETIS (Offeror)
                           STEVEN LOGOTHETIS (Offeror)
                           HELEN LOGOTHETIS (Offeror)
                           JULIE LOGOTHETIS (Offeror)
                         JOHN G. WELLMAN, JR. (Offeror)

            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    481109106
                      (CUSIP Number of Class of Securities)

                              Emanuel N. Logothetis
                              Chairman of the Board
                          JAC Acquisition Company, Inc.
                               c/o Symphony Suites
                              89 Headquarters Plaza
                          Morristown, New Jersey 07960
                                 (973) 539-5100

                                    Copy to:
                               John H. Denne, Esq.
                              Winston & Strawn LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 294-6700

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation*                                      Amount of filing fee

$ 1,591,647                                                 $ 129
--------------------------------------------------------------------------------

* Estimated for purposes of calculating filing fee only. Calculated as $1,591,646.72 which is equal to the product of $1.52, the per share tender offer price for all of the outstanding shares of common stock of Joule Inc. and 1,047,136, the number of outstanding shares sought in the offer.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended and Fee Advisory #5 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 7, 2003, equals .008090% of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: ______________________
          Form or Registration No.: ____________________
          Filing Party: ________________________________
          Date Filed: __________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X] third-party tender offer subject to Rule 14d-1.
          [ ] issuer tender offer subject to Rule 13e-4.
          [X] going-private transaction subject to Rule 13e-3.
          [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

     This Tender Offer Statement on Schedule TO ("Schedule TO") is being filed by JAC Acquisition Company, Inc., a Delaware corporation (the "Purchaser") owned by Emanuel N. Logothetis ("Mr. Logothetis"), Chairman of the Board and Chief Executive Officer of Joule Inc. ("Joule"), his sons, Nick M. Logothetis and Steven Logothetis, both of whom are directors of Joule, his wife, Helen Logothetis, his daughter, Julie Logothetis, and John G. Wellman, Jr. ("Mr. Wellman"), President and Chief Operating Officer of Joule (Mr. Logothetis, the members of his family and Mr. Wellman, collectively referred to herein as the "Purchaser Group"). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of the common stock, par value $.01 per share, of Joule, excluding shares of common stock owned by the Purchaser Group (the "Shares"). The tender price is $1.52 per Share, upon the terms and subject to the conditions set forth in the Offer To Purchase dated November 21, 2003 (the "Offer To Purchase"), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     The information in the Offer To Purchase, including all schedules and annexes thereto, and the Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, except as otherwise set forth below. Because the Offer is also a Rule 13e-3 transaction, this Schedule TO is also being filed on the date hereof in compliance with that rule. Items 1-3, 5, 8 and 9 of Schedule TO have been omitted because the information would duplicate the requirements of Schedule 13E-3, which are set forth in Item 13 of Schedule TO.

ITEM 4.   TERMS OF THE TRANSACTION.

     (a)(1)(i) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "The Offer, Section 1 -- Terms of the Offer" is incorporated herein by reference.

     (a)(1)(ii) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "Introduction" is incorporated herein by reference.

     (a)(1)(iii) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "The Offer, Section 1 -- Terms Of The Offer" is incorporated herein by reference.

     (a)(1)(iv) Purchaser does not currently plan to provide a subsequent offering period, as described by Rule 14d-11 of Regulation 14D under the Securities Exchange Act of 1934, as amended.

     (a)(1)(v) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "The Offer, Section 1 -- Terms Of The Offer" is incorporated herein by reference.

     (a)(1)(vi) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "The Offer, Section 4 -- Rights Of Withdrawal" is incorporated herein by reference.

     (a)(1)(vii) The information set forth in the Offer To Purchase in the sections titled "The Offer, Section 3 -- Procedures For Tendering Shares" and "The Offer, Section 4 -- Rights Of Withdrawal" is incorporated herein by reference.

     (a)(1)(viii)   The information set forth in the Offer To Purchase in the
                    section titled "The Offer, Section 2 -- Acceptance For
                    Payment And Payment For Shares" is incorporated herein by reference.

     (a)(1)(ix)     Not applicable.

     (a)(1)(x) The information set forth in the Offer to Purchase in the sections titled "The Offer, Section 9 -- Merger; Appraisal Rights; Rule 13e-3" and "The Offer, Section 14 -- Certain Effects Of The Offer" is incorporated herein by reference.

     (a)(1)(xi)     Not applicable.

     (a)(1)(xii) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 5 -- Certain Federal Income Tax Consequences Of The Offer" is incorporated herein by reference.

     (a)(2)(i-vii)  Not applicable.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction," "Special Factors -- Reasons For And Purpose Of The Offer And The Merger" and "Special Factors -- Purchaser's Plans for Joule" is incorporated herein by reference.

     (c)(1) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction," "Special Factors -- Purchaser's Plans For Joule" and "The Offer, Section 9 -- Merger; Appraisal Rights; Rule 13e-3" is incorporated herein by reference.

     (c)(2)         Not applicable.

     (c)(3) The information set forth in the Offer To Purchase in the sections titled "Special Factors -- Purchaser's Plans For Joule" and "The Offer, Section 12 -- Dividends and Distributions" is incorporated herein by reference.

     (c)(4) The information set forth in the Offer To Purchase in the section titled "Special Factors -- Purchaser's Plans For Joule" is incorporated herein by reference.

     (c)(5) The information set forth in the Offer To Purchase in the section titled "Special Factors -- Purchaser's Plans For Joule" is incorporated herein by reference.

     (c)(6) The information set forth in the Offer To Purchase in the sections titled "Special Factors -- Purchaser's Plans For Joule" and "The Offer, Section 14 -- Certain Effects Of The Offer" is incorporated herein by reference.

     (c)(7) The information set forth in the Offer To Purchase in the sections titled "Special Factors -- Purchaser's Plans For Joule" and "The Offer, Section 14 -- Certain Effects Of The Offer" is incorporated herein by reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "The Offer, Section 10 -- Source And Amount Of Funds" is incorporated herein by reference.

     (b) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 10 -- Source And Amount Of Funds" is incorporated herein by reference.

     (d)(1) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 10 -- Source And Amount Of Funds" is incorporated herein by reference.

     (d)(2) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 10 -- Source And Amount Of Funds" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a)            Not applicable.

     (b)            Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

     (a)(1) The information set forth in the Offer To Purchase in the sections titled "Special Factors -- Transactions Between Purchaser, Its Affiliates And Joule" and "The Offer, Section 8 -- Certain Information Concerning Purchaser And The Purchaser Group" is incorporated herein by reference.

     (a)(2) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 13 -- Certain Legal Matters" is incorporated herein by reference.

     (a)(3) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 13 -- Certain Legal Matters" is incorporated herein by reference.

     (a)(4) The information set forth in the Offer To Purchase in the sections titled "The Offer, Section 14 -- Certain Effects Of The Offer" is incorporated herein by reference.

     (a)(5)         Not applicable.

     (b) The information contained in the Offer To Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     (a)(1)(i)      Offer To Purchase dated November 21, 2003.

     (a)(1)(ii)     Letter of Transmittal.

     (a)(1)(iii)    Notice of Guaranteed Delivery.

     (a)(1)(iv) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(1)(vii)    Summary Advertisement.

     (a)(1)(viii)   Text of Press Release issued by Joule relating to the tender offer. (Incorporated by reference to the Schedule TO filed with the SEC by JAC Acquisition Company, Inc. on August 21,
                    2003).

     (a)(1)(ix) Text of Press Release issued on November 21, 2003 announcing the commencement of the Offer.

     (a)(1)(x) Text of Letter from John Leopold to Special Committee of Independent Directors of Joule.

     (b) Commitment Letter from Fleet Capital Corporation to JAC Acquisition Company, Inc.

     (d)            Form of Exchange Agreement.

     (g)            None.

     (h)            None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

          ITEM 1.   SUMMARY TERM SHEET.

          The information set forth in the Offer To Purchase in the section titled "Summary Term Sheet" is incorporated herein by reference.

          ITEM 2.   SUBJECT COMPANY INFORMATION.

                    (a) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 7 -- Certain Information Concerning Joule" is incorporated herein by reference.

                    (b) The information set forth in the Offer To Purchase in the section titled "Summary Term Sheet" is incorporated herein by reference.

                    (c) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 6 -- Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares" is incorporated herein by reference.

                    (d) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 6 -- Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares" is incorporated herein by reference.

                    (e)     Not applicable.

                    (f) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 6 -- Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares" is incorporated herein by reference.

          ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

                    (a) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 8 -- Certain Information Concerning Purchaser And The Purchaser Group" and Schedule B thereto is incorporated herein by reference.

                    (b) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 8 -- Certain Information Concerning Purchaser And The Purchaser Group" and Schedule B thereto is incorporated herein by reference.

                    (c) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 8 -- Certain Information Concerning Purchaser And The Purchaser Group" and Schedule B thereto is incorporated herein by reference.

          ITEM 4.   TERMS OF THE TRANSACTION.

                    (a)     See Item 4 of the Schedule TO.

                    (c)     Not applicable.

                    (d) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 9 -- Merger; Appraisal Rights; Rule 13e-3" and Schedule A thereto is incorporated herein by reference.

                    (e)     None.

                    (f)     Not applicable.

          ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                    (a) The information set forth in the Offer To Purchase in the sections titled "Special Factors -- Transactions Between Purchaser, Its Affiliates And Joule" and "The Offer, Section 8 -- Certain Information Concerning Purchaser And The Purchaser Group" is incorporated herein by reference.

                    (b) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 8 -- Certain Information Concerning Purchaser And The Purchaser Group" is incorporated herein by reference.

                    (c) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 8 -- Certain Information Concerning Purchaser And The Purchaser Group" is incorporated herein by reference.

                    (e) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 8 -- Certain Information Concerning Purchaser And The Purchaser Group" is incorporated herein by reference.

          ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                    (b) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction," "Special Factors -- Purchaser's Plans For Joule," "The Offer, Section 9 -- Merger; Appraisal Rights; Rule 13e-3 and "The Offer, Section 14 -- Certain Effects of the Offer" is incorporated herein by reference.

                    (c)(8) The information set forth in the Offer To Purchase in the sections titled "Special Factors -- Purchaser's Plans For Joule" and "The Offer, Section 14 -- Certain Effects Of The Offer" is incorporated herein by reference.

          ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

                    (a) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "Special Factors -- Reasons For And Purpose Of The Offer And The Merger" is incorporated herein by reference.

                    (b) The information set forth in the Offer To Purchase in the sections titled "Special Factors -- Background of the Offer" and "Special Factors -- Reasons For And Purpose of The Offer And The Merger" is incorporated herein by reference.

                    (c) The information set forth in the Offer To Purchase in the sections titled "Special Factors -- Background Of The Offer" and "Special Factors -- Reasons For And Purpose Of The Offer And The Merger" is incorporated herein by reference.

                    (d) The information set forth in the Offer To Purchase in the sections titled "Introduction," "Summary Term Sheet," "Special Factors -- Purchaser's Plans for Joule," "The Offer, Section 5 -- Certain Federal Income Tax Consequences Of The Offer," "The Offer,
                            Section 9 -- Merger; Appraisal Rights; Rule 13e-3" and "The Offer, Section 14 -- Certain Effects Of The Offer" is incorporated herein by reference.

          ITEM 8.   FAIRNESS OF THE TRANSACTION.

                    (a) The information set forth in the Offer To Purchase in the sections titled "Special Factors -- Background Of The Offer" and "Special Factors -- Position of the Purchaser

                            Group Regarding Fairness of The Offer and The Merger" is incorporated herein by reference.

                    (b) The information set forth in the Offer To Purchase in the section titled "Special Factors -- Recommendation of the Special Committee; Fairness Of The Offer And The Merger," "Special Factors -- Opinion of Financial Advisor" and "Special Factors -- Position of the Purchaser Group Regarding The Fairness Of The Offer And The Merger" is incorporated herein by reference.

                    (c) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction," "Special Factors -- Recommendation Of the Special Committee; Fairness Of The Offer And The Merger," "Special Factors -- Position of the Purchaser Group Regarding The Fairness Of The Offer And The Merger" and "The Offer, Section 11 -- Certain Conditions Of The Offer" is incorporated herein by reference.

                    (d) The information set forth in the Offer To Purchase in the sections titled "Special Factors -- Opinion of Financial Advisor" is incorporated herein by reference.

                    (e) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction," "Special Factors -- Background Of The Offer," "Special Factors -- Recommendation Of The Special Committee; Fairness Of The Offer And The Merger," and "The Offer, Section 7 -- Certain Information Concerning Joule" is incorporated herein by reference.

                    (f) The information set forth in the Offer To Purchase in the sections titled "Special Factors -- Background of the Offer" and "Special Factors -- Recommendation of the Special Committee; Fairness of the Offer and the Merger" is incorporated herein by reference.

          ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

                    (a) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction," "Special Factors -- Background Of The Offer," "Special Factors -- Recommendation Of The Special Committee; Fairness Of The Offer And The Merger," "Special Factors -- Position of the Purchaser Group Regarding The Fairness Of The Offer And The Merger," and "The Offer, Section 7

                            -- Certain Information Concerning Joule" is incorporated herein by reference.

                    (b) The information set forth in the Offer To Purchase in the sections titled "Special Factors -- Background Of The Offer," "Special Factors -- Recommendation Of the Special Committee; Fairness Of The Offer And The Merger" and "Special Factors -- Opinion of Financial Advisor" is incorporated herein by reference.

                    (c) The information set forth in the Offer to Purchase in the section titled "Special Factors -- Opinion of Financial Advisor" is incorporated herein by reference.

          ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    (a)     See Item 7 of the Schedule TO.

                    (b)     See Item 7 of the Schedule TO.

                    (c) The information set forth in the Offer To Purchase in the section titled "The Offer, Section 15 -- Fees And Expenses" is incorporated herein by reference.

                    (d)     See Item 7 of the Schedule TO.

          ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                    (a) The information set forth in the Offer To Purchase in the section titled "Schedule B" is incorporated herein by reference.

                    (b)     None.

          ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

                    (d) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "The Offer, Section 7 -- Certain Information Concerning Joule" is incorporated herein by reference.

                    (e) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction," "Special Factors -- Background Of The Offer," "Special Factors -- Recommendation Of The Special Committee; Fairness Of The Offer And The Merger," "Special Factors -- Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger" and "The Offer, Section 7 --

                            Certain Information Concerning Joule" is incorporated herein by reference.

          ITEM 13.  FINANCIAL INFORMATION.

                    (a)(1) The information set forth in the Offer to Purchase in the section titled "The Offer, Section 7 -- Certain Information Concerning Joule" is incorporated herein by reference. The audited financial statements and other financial information contained in Joule's Annual Reports on Form 10-K and the exhibits thereto for the fiscal years ended September 30, 2002 and September 30, 2001 are incorporated herein by reference.

                    (a)(2) The information set forth in the Offer to Purchase in the section titled "The Offer, Section 7 -- Certain Information Concerning Joule" is incorporated herein by reference. The unaudited financial statements and other financial information contained in Joule's Quarterly Reports on Form 10-Q and the exhibits thereto for the periods ended June 30, 2003 and June 30, 2002 are incorporated herein by reference.

                    (a)(3) Joule historically has not reported a ratio of earnings to fixed charges.

                    (a)(4) The information set forth in the Offer to Purchase in the section titled "The Offer, Section 7 -- Certain Information Concerning Joule" is incorporated herein by reference.

                    (b)(1)  Not applicable.

                    (b)(2)  Not applicable.

                    (b)(3)  Not applicable.

          ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                    (a)     Not applicable.

                    (b)     Not applicable.

          ITEM 15.  ADDITIONAL INFORMATION

                    (b)     See Item 11(b) of the Schedule TO.

          ITEM 16.  EXHIBITS.

                    (a)     See Item 12(a) of the Schedule TO.

                    (b)     See Item 12(b) of the Schedule TO.

                    (c) Fairness Opinion, dated November 11, 2003, by Updata Capital, Inc.

                    (d)     See Item 12(d) of the Schedule TO.

                    (f) Section 262 of the Delaware General Corporation Law (included as Schedule A of the Offer To Purchase filed herewith as Exhibit (a)(1)(i)).

                    (g)     See Item 12(g) of the Schedule TO.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   JAC Acquisition Company, Inc.

                                   By: /s/EMANUEL N. LOGOTHETIS
                                       -----------------------------------------
                                   Chairman of the Board


                                   By: /s/EMANUEL N. LOGOTHETIS
                                       -----------------------------------------
                                   Emanuel N.  Logothetis

                                   By: /s/NICK M. LOGOTHETIS
                                       -----------------------------------------
                                   Nick M. Logothetis

                                   By: /s/STEVEN LOGOTHETIS
                                       -----------------------------------------
                                   Steven Logothetis

                                   By: /s/HELEN LOGOTHETIS
                                       -----------------------------------------
                                   Helen Logothetis

                                   By: /s/JULIE LOGOTHETIS
                                       -----------------------------------------
                                   Julie Logothetis

                                   By: /s/JOHN G. WELLMAN
                                       -----------------------------------------
                                   John G. Wellman, Jr.

                                   November 21, 2003

                                  EXHIBIT INDEX

EXHIBIT NO.                    DESCRIPTION

   (a)(1)(i)        Offer To Purchase dated November 21, 2003.

   (a)(1)(ii)       Letter of Transmittal.

   (a)(1)(iii)      Notice of Guaranteed Delivery.

   (a)(1)(iv) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(1)(vii)      Summary Advertisement.

   (a)(1)(viii)     Text of Press Release issued by Joule relating to the tender offer. (Incorporated by reference to the Schedule TO filed with the SEC by JAC Acquisition Company, Inc. on August 21,
                    2003).

   (a)(1)(ix) Text of Press Release issued on November 21, 2003 announcing the commencement of the Offer.

   (a)(1)(x) Text of Letter from John Leopold to Special Committee of Independent Directors of Joule.

   (b) Commitment Letter from Fleet Capital Corporation to JAC Acquisition Company, Inc.

   (c)              Fairness Opinion, dated November 11, 2003, by Updata
                    Capital, Inc.

   (d)              Form of Exchange Agreement.

   (f) Section 262 of the Delaware General Corporation Law (included as Schedule A of the Offer To Purchase filed herewith as Exhibit (a)(1)(i).